

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Beth W. Cooper
Senior Vice President and Chief Financial Officer
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, Delaware 19904

      Re: Chesapeake Utilities Corporation
                Definitive Proxy Statement on Schedule 14A
                Filed March 31, 2010
                File No. 001-11590

Dear Ms. Cooper:

      We have completed our review of your filing and do not have any further comments at this time.

                          Sincerely,

                          /s/ Catherine T. Brown for

                          H. Christopher Owings
                          Assistant Director

cc: Jeffrey E. Decker
       Baker & Hostetler LLP
       Via facsimile